

Brian Barnett · 3rd

Founder, CEO at Solstar Space Co.

Santa Fe, New Mexico · 500+ connections · **Contact info**

 **Solstar Space Co.**

 **International Space University**

Experience



Founder, President/CEO

Solstar Space Co. · Full-time

Mar 2017 – Present · 3 yrs 4 mos

Santa Fe, New Mexico Area

Solstar is helping to build a space wide web by being the first commercial Wi-Fi in space. Private space companies don't have the billion-dollar infrastructure of the government. As a result, the commercial space industry lacks a simple space-to-ground communications solution. As an internet service company providing the first-ever commercial Wi-Fi for these companies, Solstar connects space to earth through patent-pending satellite technology. By making cosmic communication easy, we're doing our part to make commercial space travel safer, easier, and more feasible.

President/CEO

Solstar Energy Devices LLC

Nov 2003 – Present · 16 yrs 8 mos

Albuquerque, New Mexico Area

Solstar is the world's leading provider of portable solar chargers for satellite phones and other mobile satellite communications devices.

Solstar's solar chargers have been certified to charge devices manufactured by: Irid ...**see mor**

President/CEO

Satwest LLC · Full-time
Aug 1999 – Dec 2014 · 15 yrs 5 mos
Albuquerque, New Mexico Area

Mr. Barnett founded Satwest in 1999. Satwest is a distributor of mobile satellite services (MSS) and equipment and a payload development and integration company for suborbital and orbital research payloads.
Satwest's global satellite-based communications products and services include avia **...see mor**

Manager

KPMG Consulting (now Deloitte)
May 1991 – Aug 1999 · 8 yrs 4 mos

Based out of KPMG's Space and High Technology Practice in Washington, D.C., Mr. Barnett managed dozens of high tech consulting projects. He led the project team that wrote the original business plan for what is now Sir Richard Branson's Spaceport America, 1996-1998. Mr. Barnett specialized in conducting market research and technology commercializ **...see mor**



Aerospace Technologist

NASA
Jan 1987 – May 1991 · 4 yrs 5 mos
Houston, Texas Area and Huntsville, Alabama

Mr. Barnett was an Aerospace Technologist with NASA/Marshall Space Flight Center and Johnson Space Center. He was responsible for a broad range of activities, while with NASA, as summarized below:

...see mor

Education



International Space University

Post Grad Diploma (signed by Arthur C. Clarke ,chancellor of the university), Space Science, Business and technology

1989 – 1989
Activities and Societies: Space engineering, International space business and mgt, satellite applications, international space policy and law, space architecture, life sciences, physical sciences, and space resources and manufacturing. Participated in multiple, international cultural exchanges. Studied with young professionals from space agencies from around the world (including U.S., Europe, China, Russia, Japan, Canada). Honors: Full scholarship recipient, PM for Variable Gravity Research Facility design project.

☐ Studied with young, space professionals from more than 25 countries including the former Soviet Union, Europe, Japan, China, Brazil, Kenya and others.
☐ Toured Paris, Cote d'Azur, Bordeaux, Toulouse in France; Munich, Germany; Venice, Italy; Barcelona, and Costa Brava in Spain; Andorra.
☐ Participated in commercial spaceport finance working group
☐ Prepared and delivered speech to student body and faculty on the topic of U.S. and Soviet relations based on what I had learned during the summer



University of Alabama in Huntsville

M.S. Management, project management, chemistry, life sciences research on the space shuttle French language., 3.4
1986 – 1988
Activities and Societies: National Chairman, Students for the Exploration and Development of Space (SEDS), founder and president of campus SEDS chapter, drummer with hockey and basketball band, percussionist with wind ensemble, percussionist with Huntsville Symphony (paid position). Distinguished Student Leader Awardee (1988), National Collegiate Leadership Award (1988), The Space Foundation's 1989 National Excellence Recognition Award for space business research.

Thesis title: "A Commercial Assessment of Protein Crystal Growth in Microgravity". Was awarded prize scholarship for best research in space business by the Space Foundation in Houston.



University of Oklahoma

B.S. microbiology, physics, chemistry, fine arts (percussion), business, 3.0
1980 – 1985
Activities and Societies: Drummer in the "Pride of Oklahoma" Marching Band, Delta Upsilon social fraternity, drummer for campus rock band, "The Clutch", percussion ensemble.

Minors in Fine Arts and Business. Completed pre-medicine requirements.

Volunteer Experience



Referee
Young America Football League
Aug 2013 – May 2017 • 3 yrs 10 mos

Health

Ran around with really fast young kids playing football and making fair calls as much as possible. Dealt with parents and coaches.

President and Secretary
Coronado Ventures Forum
Sep 1995 – Sep 2005 • 10 yrs 1 mo
Economic Empowerment

Served as the second president to the CVF. Back in the day, this was the premier place to see and be seen in the high tech entrepreneurial community in Santa Fe and Northern New Mexico We were a venue for entrepreneurs to give a 5 minute pitch about their company and how muc funding they were looking for. Other non-tech businesses were featured like unique products founded in cool cities like Taos and Santa fe. It was a great place to network and learn.



Referee
American Youth Soccer Organization Region 104
Aug 2002 – Dec 2009 • 7 yrs 5 mos
Health

Ran around a huge soccer field as the only referee on the field with kids running everywhere and parents yelling at you for not seeing something that happened behind you (I don't have eyes on the back of my head)!

Good exercise though, and I got to be with my kids.

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